                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C., 20549

                                    FORM 6-K

                            Report of Foreign Issuer
--------------------------------------------------------------------------------



FOR  PERIOD  ENDED          NOVEMBER  4,  2002

COMMISSION  FILE  NUMBER:   (SEC  File  No:  0-30006)


                           SUNGOLD ENTERTAINMENT CORP.
                           ---------------------------
                 (Translation of registrant's name into English)


                            #500 - 666 Burrard Street
                           Vancouver, British Columbia
                                 Canada, V6C 3P6
                     ---------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F  X     Form 40-F __
                                     -


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ____     No _X_
                                                -

                                  FORM 45-902F
                                  ------------

                                 Securities Act
                                 --------------
                          Report of Exempt Distribution
                          -----------------------------

   (Please refer to the instructions before completing the information below)

1. State the full name, address and telephone number of the issuer of the security distributed:

     SUNGOLD  ENTERTAINMENT  CORP.
     #500  -  666  Burrard  Street,
     Vancouver,  BC  V6C  3P6

     Telephone:  (604)  669-9580

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting:

     Reporting  in  British  Columbia.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

     The  NASD  OTC  Bulletin  Board  and  the  Frankfurt  Stock  Exchange.

4. Describe the type of security and the aggregate number distributed. If the securities is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

     1,000,000 Units, each Unit consisting of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for a period of three years at a price of $0.075 US per share.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.




--------------  ---------------  ------------  -----------------  ------------ ----------
Full Name of                                                                   Length of
Purchaser and                                                                  Any
Municipality                                   Price  Per                      Restricted
and              Number of                     Security /                      or
Jurisdiction     Securities      Date of       Total Purchase    Exemption     Seasoning
of Residence     Purchased       Distribution  Price ($CDN)      Relied On     Period
--------------  ---------------  ------------  -----------------  ------------ ----------
KIM N. HART          1,000,000     November    CDN $0.11567        Sections       N/A
Vancouver, BC         Units        1, 2002     per Unit / CDN      45(2)(10)
                                               $115,672.(US        and 74(2)(9)
                                               $0.075 per Unit /   of the Act
                                               US $75,000)
--------------  ---------------  ------------  -----------------  ------------ ----------



6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

          See  Schedule  'A'

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

     $115,672.  CDN  (75,000  USD)

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

     If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

--------------------------------------------------------------------------------
                          Compensation Paid (Number and
Name and Address of       Type of Security and/or            Price Per
Person Being Compensated  Cash Amount (Canadian $)           Share (Canadian $)
--------------------------------------------------------------------------------
   Not  Applicable.
--------------------------------------------------------------------------------



The undersigned hereby certifies that the statements made in this report and any schedule to this report are true and correct.

DATED  at  Vancouver,  British  Columbia  this  4th  day  of  November  2002.


                           SUNGOLD  ENTERTAINMENT  CORP.
                           -----------------------------
                              Name  of  Issuer  (Please  print)


                           /s/ Anne  Kennedy
                           -----------------------------
                              Signature  of  authorized  signatory
                              Anne  Kennedy - Director
                           -----------------------------
                              Name and office of authorized signatory
                              (Please  print)


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR

SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.


INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

               Notice - Collection and Use of Personal Information

The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific
Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

                              SCHEDULE  'A'


--------------------------------------------------------------------------------
                          Telephone Number    Type  of
Full Name and             and  E-Mail         Security
Residential Address       Address of          and Number      Exemption
of Purchaser              Purchaser           Purchased       Relied On
--------------------------------------------------------------------------------
KIM  N.  HART             (604) 669-9580      1,000,000       Section 45(2)(10)
#2604, 699 Cardero Street khart@sungoldent.com  Units         and
Vancouver, BC  V6G 3H7                                        Section 74(2)(9)
--------------------------------------------------------------------------------

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K for the period ended November 4, 2002 to be signed on its behalf by the undersigned, thereunto duly authorized.


                              SUNGOLD  ENTERTAINMENT  CORP.
                              -----------------------------
                                             (the  Registrant)


Date:     November  4,  2002            By:*   /s/ Anne  Kennedy
----------------------------                --------------------------
                                               Anne  Kennedy Director



     *Print  name  and  title  under  the  signature  of  the  signing  officer

                              GENERAL INSTRUCTIONS

A.     Rule  as  to  Use  of  Form  6-K

     This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange
                                                             -------------------
Act  of  1934.
-------------

B.     Information  and  Document  Required  to  be  Furnished

     Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

     The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

     This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

     If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.     Preparation  and  Filing  of  Report

     This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.     Translations  of  Papers  and  Documents  into  English

     Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or material distributed directly to security holders of each class of securities to which any reporting obligation under
Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

     Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English transactions, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents re reports. In no event are copies of original language documents or reports required to be furnished.